

February 12, 2021

Stephen Lasota
Chief Financial Officer
COWEN INC.
599 Lexington Avenue
New York, New York 10022

> **Re: COWEN INC.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed March 4, 2020**
> **Form 10-Q for the Quarter Ended September 30, 2020**
> **Filed October 29, 2020**
> **Form 8-K Filed October 27, 2020**
> **File No. 001-34516**

Dear Mr. Lasota:

We have reviewed your October 14, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 23, 2020 letter.

Form 8-K Filed October 27, 2020

Exhibit 99.1
Non-GAAP Financial Measures, page 8

1. We note your response to prior comment 1 from our letter dated July 13, 2020. We have reviewed the enhanced disclosures surrounding the usefulness of your non-GAAP measures, Economic Income (Loss), Economic Operating Income (Loss) and Economic Proceeds, as contained in this Form 8-K. Please revise your future filings to explain in further detail why you believe investors and analysts find the measures helpful in evaluating the company's financial performance and comparing it to that of its peer

companies and competitors. Provide us with your draft disclosure.

Form 10-Q for the Quarter Ended September 30, 2020
Notes to Unaudited Condensed Consolidated Financial Statements
Note 22 - Segment Reporting, page 60

2.   Based on your response to prior comment 3 from our letter dated September 23, 2020, it is unclear how the amounts you disclose as revenue for each reportable segment complies with ASC 280-10-50-22(a). Please tell us how your disclosure complies with the guidance, and provide us with your draft disclosure if you intend to revise.

 You may contact Dave Irving at 202-551-3321 or Sharon Blume at 202-551-3474 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Finance